Supplement Dated June 8, 2026
To The Notice Documents Dated April 27, 2026 For

PERSPECTIVE INVESTOR® INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE
VARIABLE LIFE INSURANCE POLICY, and ULTIMATE INVESTOR® VUL and JACKSON ADVISORSM VUL
INDIVIDUAL FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account IV

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

The following changes have been made to “Appendix A: (Investment Options Available Under the Contract)” of your notice document, in order to reflect sub-adviser changes:

➢    Effective April 27, 2026:

•For the JNL/T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Investment Management, Inc. has been removed as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

➢    Effective June 8, 2026:

•For the JNL Multi-Manager Emerging Markets Equity Fund, Kayne Anderson Rudnick Investment Management, LLC has been removed as a sub-adviser and replaced with Lazard Asset Management LLC in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Small Cap Value Fund the following changes have been made:

◦WCM Investment Management LLC has been removed and replaced with FIAM LLC as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

◦Cooke & Bieler, L.P. has been removed and replaced with Pacific Investment Management Company LLC (“PIMCO”) with Research Affiliates, LLC (“RAE”) as a sub-sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with VC5825GWND 04/26, VC5884GWND 04/26 and VC5885GWND 04/26

VPS00147 06/26